SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)


                         First Federal Bancorp, Inc.
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                              (Name of Issuer)

                                Common Shares
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                       (Title of Class of Securities)

                                 319966 10 7
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                               (CUSIP Number)


                             Cynthia A. Shafer,
                     Vorys, Sater, Seymour and Pease LLP
                           Suite 2000, Atrium Two,
                           221 East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 723-4009
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                          N/A (filing not required)
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


                                SCHEDULE 13D

CUSIP NO.  319966 10 7

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1.    NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

          J. William Plummer

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [ ]

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3.    SEC USE ONLY:

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4.    SOURCE OF FUNDS:

          PF

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States

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NUMBER OF           7.     SOLE VOTING POWER:                    117,935
SHARES             ---------------------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER:                   75,170
OWNED               --------------------------------------------------------
BY EACH             9.     SOLE DISPOSITIVE POWER:               117,935
REPORTING PERSON    --------------------------------------------------------
WITH:               10.    SHARED DISPOSITIVE POWER:              75,170
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          193,105

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES:                                          [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          5.8%

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14.   TYPE OF REPORTING PERSON:

          IN

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Item 1.   Security and Issuer.
-------

          Common shares, no par value
          First Federal Bancorp, Inc.
          505 Market Street
          Zanesville, Ohio 43701

Item 2.   Identity and Background.
------

          (a)  J. William Plummer

          (b)  505 Market Street
               Zanesville, Ohio 43701

          (c) President and Chief Executive Officer of First Federal Bancorp, Inc., and First Federal Savings Bank of Eastern Ohio 505 Market Street
               Zanesville, Ohio 43701

          (d) During the last five years, Mr. Plummer has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Plummer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Plummer is a citizen of the United States of America.

Item 3.   Source and Amount of Funds and Other Consideration.
-------

          Since the filing of Amendment No. 4 to Mr. Plummer's Schedule 13D, Mr. Plummer has acquired no shares but has sold some shares.

Item 4.   Purpose of  Transaction.
-------

          All shares held by Mr. Plummer are held for investment. Other than as a member of the Board of Directors and management of the issuer, which regularly considers such matters, Mr. Plummer has no plans or proposals relating to or which would result in any of the following:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, other than additional shares that may be acquired pursuant to the issuer's stock benefit plans;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure;

          (g) Changes in the issuer's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
-------

          (a) Mr. Plummer beneficially owns 193,105 shares, which is 5.8% of the total issued and outstanding common shares of the issuer.

          (b) Mr. Plummer has sole voting and dispositive power with respect to 117,935 shares, shared voting and dispositive power with respect to 61,170 shares held by Mr. Plummer's spouse, and 14,000 shares held as co-trustee of the First Federal Savings Bank of Eastern Ohio Defined Benefit Pension Plan (the "Pension Plan").

               The Pension Plan, organized in Ohio, was established as a defined benefit plan for the employees of First Federal Savings Bank of Eastern Ohio, the wholly owned subsidiary of the issuer, and has the same address as the issuer. The co-trustees of the Pension Plan are Ward D. Coffman, III, Patrick L. Hennessey and John C. Matesich, III, who are directors of the issuer. To the knowledge of Mr. Plummer, the following are the business addresses and information with respect to the employment of such persons:

                     Ward D. Coffman, III
                     Attorney
                     Ward D. Coffman, III, Law Offices
                     P. O. Box 159
                     Zanesville, Ohio 43702-0159

                     Patrick L. Hennessey
                     President
                     P & D Transportation
                     1705 Moxhala Ave.
                     Zanesville, Ohio 43701

                     John C. Matesich, III
                     President
                     Matesich Distributing Co.
                     1190 E. Main Street
                     Newark, Ohio 43055

               Mr. Plummer's wife is Jane H. Plummer. Ms. Plummer is a citizen of the United States of America, and during the past five years, Ms. Plummer has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Plummer has the same address as Mr. Plummer and is a fee-based construction loan inspector.

          (c)  Inapplicable.

          (d)  Inapplicable.

          (e)  Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
-------   Respect to Securities of the Issuer.

          There are no new contracts, arrangements, understandings or relationships between Mr. Plummer and any other person with respect to any securities of the issuer, except for award agreements pursuant to the issuer's stock option plans.

Item 7.   Material to be Filed as Exhibits.
-------

          Exhibit A: First Federal Bancorp, Inc., 1992 Incentive Stock Option Plan for Officers and Key Employees (the "1992 Option Plan")

          Exhibit B:  Form of Award Agreement under the 1992 Option Plan

          Exhibit C: First Federal Bancorp, Inc., 1994 Stock Option Plan for Officers and Key Employees (the "1994 Option Plan")

          Exhibit D:  Form of Award Agreement under the 1994 Option Plan

          Exhibit E: First Federal Bancorp, Inc., 1997 Performance Stock Option Plan for Senior Executive Officers and Outside Directors (the "1997 Option Plan")

          Exhibit F:  Form of Award Agreement under the 1997 Option Plan

          Exhibit A is incorporated by reference to Exhibit 10.2 to the issuer's Annual Report on Form 10-KSB filed on December 28, 1998. Exhibits B, D and F are incorporated by reference to Mr. Plummer's Amendment No. 4 to Schedule 13D filed on February 5, 2002.
          Exhibit C is incorporated by reference to Exhibit 4 to the issuer's Registration Statement on Form S-8 filed on July 17, 1995. Exhibit E is incorporated by reference to Exhibit 4(a) to the issuer's Registration Statement on Form S-8 filed on December 9, 1998.


Signature
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

__/s/ J. William Plummer______
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Signature


__02/04/2003____________
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Date





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